STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents (Note 2 and Note 3)	$ 3,815,588
Distribution fees receivable (Note 2)	2,064,112
Due from Parent, net (Note 2)	113,031
Prepaid expenses	105,337
TOTAL ASSETS	$ 6,098,068
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Distribution fees payable to Advisor (Note 2)	$ 2,064,112
Accrued expenses	2,379
Total Liabilities	2,066,491
Commitments and contingencies (Note 6)	
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	3,957,577
Total Shareholder's Equity	4,031,577
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,098,068

See notes to financial statements.